SOUTHERN CONNECTICUT BANCORP, INC.
215 Church Street
New Haven, Connecticut 06510

March 27, 2013

VIA EDGAR

Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:           Southern Connecticut Bancorp, Inc.
Proxy Statement on Schedule 14A
Filed March 12, 2013
File No. 001-32219

Dear Mr. Webb:

We are in receipt of your letter dated March 20, 2013 (the “Comment Letter”) concerning the above-captioned filing of Southern Connecticut Bancorp, Inc. (“Southern Connecticut”, the “Company”, “we”, “our” or “us”).  Our response to your comments are below.  To facilitate your review, we have repeated your comments below in bold type, followed by our response.  The numbers correspond to the numbers in the Comment Letter.

General

1.      Please provide the staff with the board books.

We have concurrently provided the United States Securities and Exchange Commission (the “Commission”) with copies of the confidential presentation materials that were furnished by Sterne, Agee & Leach, Inc. (“Sterne Agee”) to the Company’s Board of Directors under separate cover for which we requested confidential treatment of such presentation materials under the Freedom of Information Act.

2.	Please confirm that Southern Connecticut’s financial projections have not been given to Liberty.

The Company provided financial projections to Sterne Agee, who included a summary of the projections in the confidential information memorandum that was provided to the initial interested acquirers, including Liberty Bank (“Liberty”), after confidentiality agreements were executed with the interested acquirers.  The projections were also included in the virtual data room containing information on Southern Connecticut Bancorp that was accessible by Liberty and the other potential acquirers.  It is not known to what extent, if any, the projections were considered by Liberty and the other potential acquirers.  The projections were subsequently updated in late 2012 and provided only to Liberty since the board of directors of the Company had previously voted to select Liberty as the party with which the Company would continue negotiations subsequent to December 18, 2012.

We have included summaries of the financial projections in the amendment of the Proxy Statement on Schedule 14A that is being submitted concurrently to the Commission.

3.	Generally, please include the information required by the schedule in the next amendment.

We have included the information required by Schedule 14A in the amendment of the Proxy Statement on Schedule 14A that is being submitted concurrently to the Commission.

Fairness Opinion of Southern Connecticut Bancorp’s Financial Advisor, page 9

4.	Please clarify the board’s use of the Public Comparable Analysis.

We have revised the disclosure on page 31 of the Proxy Statement on Schedule 14A to include the following paragraph to clarify the use of the Public Comparable Analysis by the Company’s Board of Directors:

“During the meeting of Southern Connecticut Bancorp’s board of directors on January 16, 2013, Sterne Agee noted that the offer price of $3.76 per share for Southern Connecticut Bancorp includes a control premium which is not reflected in the comparable companies’ per share values.  Sterne Agee stated that the excess of the $3.76 offer price over the comparable companies’ median and maximum values of $2.05 and $3.60, respectively, reflected an appropriate control premium range for the shares of Southern Connecticut Bancorp.  In its review of the Public Comparable Analysis, the board of directors considered the lack of any control premium associated with the comparable companies’ per share values.”

Background of the Merger, page 23

5.	Please expand to disclose the original offers by Liberty and Company B and the final offer of Company B considered on December 18, 2012, including the implied dollar value of the Company B offers.

We are sensitive about disclosing information about the original offers by Liberty and Company B and the final offer of Company B presented to the Company’s board of directors on December 18, 2012.  We believe our disclosure that Liberty was the highest bidder on page 24 of the revised Proxy Statement on Schedule 14A (see response to comment 6 for language of the disclosure) is sufficient to inform shareholders that there were no bids with a higher dollar value than Liberty’s bid.

6.	If Liberty was not the highest bidder, expand the disclosure to further clarify the reasons the board selected a lower offer.

Liberty was the highest bidder for the Company and we have revised page 24 of the Proxy Statement on Schedule 14A to include disclosure that “Liberty’s final proposal was for a price per share that was higher than Company B’s final proposal.”

Fairness Opinion, page 33

7.	Please confirm that Sterne Agee has received no other compensation from Southern Connecticut in the last two years.

We confirm that Sterne Agee has received no compensation from the Company in the last two years other than the compensation disclosed on page 33 of the Proxy Statement on Schedule 14A.

Southern Connecticut Bancorp Stock Ownership, page 51

8.	Please identify the natural person who is the beneficial owner for the shares held by DellaCamera, Rangely, and Gardner Lewis.

Based on the Schedule 13D/A filed with the Commission on June 27, 2007 by DellaCamera Capital Master Fund, Ltd. (the “Master Fund”), DellaCamera Capital Fund, Ltd. (the “Offshore Fund”), DellaCamera Capital Management, LLC (“DCM”), Ralph DellaCamera, Jr., Andrew Kurtz and Vincent Spinnato, the Master Fund is the direct owner of 259,400 shares of the Company’s common stock.  The Offshore Fund is the controlling shareholder of the Master Fund.  The Master Fund, the Offshore Fund, DCM, Ralph DellaCamera, Jr., Andrew Kurtz and Vincent Spinnato have shared power to vote, and to direct the vote, and shared power to dispose, and to direct the disposition of, the 259,400 shares of the Company’s common stock held by the Master Fund.

Based on the Schedule 13G filed with the Commission on January 11, 2013 by Rangeley Capital, LLC (“Rangeley Capital”), Rangeley Capital Partners, LP (“Rangeley Capital Partners”) and Christopher DeMuth, Jr., the 161,987 shares of the Company’s common stock disclosed in the Schedule 13G are beneficially owned by Rangeley Capital, Rangeley Capital Partners and Christopher DeMuth, Jr., who have shared power to vote, and to direct the vote, and shared power to dispose, and to direct the disposition of, such shares.

Based on the Schedule 13G filed with the Commission on February 8, 2013 by Gardner Lewis Asset Management, L.P. (“Gardner Lewis”), the 286,741 shares of the Company’s common stock disclosed in the Schedule 13G are owned directly by Gardner Lewis, which has the sole power to vote, and to direct the vote, and sole power to dispose, and to direct the disposition of, such shares.  We have spoken with the compliance officer of Gardner Lewis who indicated that Gardner Lewis is an investment advisor whose clients are limited partnerships and that there are no natural persons who are the beneficial owners of such shares.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses.  If you have any questions or would like additional information, please contact me by telephone at (203) 786-8646 or by e-mail at jjg@scbancorp.com, or Robert M. Taylor III of Day Pitney LLP, the Company’s outside legal counsel, by telephone at (860) 275-0368 or by e-mail at rmtaylor@daypitney.com.

Very truly yours,

/s/ Joseph J. Greco

Joseph J. Greco
Chief Executive Officer

cc:           Jessica Livingston, Securities and Exchange Commission
Robert M. Taylor III, Day Pitney LLP